SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   SEC File Number 811-21293
                                                  CUSIP Number 67073B106

                          NOTIFICATION OF LATE FILING

(Check One):
{   } Form 10-K and Form 10-KSB             {  } Form 20-FK
{   } Form 11-K                             {  } Form 10-Q and Form 10-QSB
{ X } Form N-SAR

		For Period Ended: December 31, 2004

         {  }     Transition Report on Form 10-K
         {  }     Transition Report on Form 20-F
         {  }     Transition Report on Form 11-K
         {  }     Transition Report on Form 10-Q
         {  }     Transition Report on Form N-SAR

		For the Transition Period Ended:____________________________


 Read Attached Instruction Sheet Before Preparing Form. Please Print or Type

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


PART I.-REGISTRANT INFORMATION


         Full Name of Registrant (Former Name if Applicable)

           Nuveen Preferred and Convertible Income Fund


         Address of Principal Executive Office (Street and Number)

                           333 West Wacker Drive
                         Chicago, Illinois 606064

PART II.-RULE 12b-25 (b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	 _X_   (a)  The reasons described in reasonable detail in Part III
			of this form could not be eliminated without unreasonable effort or expense;

	 _ _   (b)  The subject annual report, semi-annual report,
			transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or
			portion thereof will be filed on or before the 15th calendar
			day following the prescribed due date; or the subject
			quarterly report or transition report on Form 10-Q, or
			portion thereof will be filed on or before the fifth calendar
			day following the prescribed due date; and

	 _ _   (c)  The accountant's statement or other exhibit required
			by Rule 12b-25(c) has been attached if applicable.

PART III.-NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

	Additional time is needed to obtain information and further review the document being filed so that it is complete and accurate.


PART IV.-OTHER INFORMATION


	(1) Name and telephone number of person to contact in regard to this notification.

	Michael Atkinson                     (312)               917-7981
	(Name)                              (Area code)       (Telephone number)

	(2)   Have all other periodic reports required under Section 13 or
		15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
		If answer is no, identify report(s).
			 X   Yes		 _  _  No


	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			     Yes		 _X _  No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


	 Nuveen Tax Advantage Total Return Strategy (Name of registrant as
	specified in charter) 	has caused this notification to be signed on its
	behalf by the undersigned thereunto duly authorized.

Date:    March 2, 2005

By:      /s/   Michael Atkinson
               Vice President